November 20, 2024

Joseph R. Edwards
Chief Executive Officer
Flowco Holdings Inc.
10370 Richmond Ave., Suite 1325
Houston, Texas 77042

       Re: Flowco Holdings Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 12, 2024
           CIK No. 0002035149
Dear Joseph R. Edwards:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1
Liquidity and Capital Resources, page 93

1.     We note you removed disclosures which discuss that Flowco Holdings Inc.
is a
       holding company with no material assets other than its ownership of the LLC interests and as such its ability to pay dividends, taxes or payments under the Tax Receivable
       Agreement is subject to the ability of Flowco LLC to provide distributions to you. Please revise to include these disclosures or explain to us why you do not believe they are useful in a discussion of liquidity.
 November 20, 2024
Page 2
Flowco MergeCo LLC
Unaudited Condensed Consolidated Financial Statements
Note 15 - Segment Information, page F-57

2. We note your disclosure and quantification of Segment adjusted EBITDA in the table on page F-58. However, on page F-35 you disclose that the CODM reviews income from operations as the measure of segment profit or loss and you discuss the changes in segment income from operations in your interim period MD&A. Please tell us what your segment measure of profit or loss is and revise to provide consistent disclosure throughout the filing.
3. If your segment measure of profit or loss has changed and is now segment adjusted
      EBITDA, please tell us what consideration was given to recasting the segment footnote on page F-27 of your annual financial statements for the new segment measure of profit or loss. Refer to ASC 280-10-50-36.
4. Notwithstanding the comment above, if your new segment measure of profit or loss is segment adjusted EBITDA, please tell us if your CODM also uses segment income from operations. In this regard, we note your disclosure of segment income from operations in your interim period MD&A. If your CODM reviews and uses both income from operations and segment adjusted EBITDA, then the reported measure shall be the one that is in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements, income from operations in your case. Refer to ASC
280-10-50-28.

       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   John Stribling